Filed by Union Pacific Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933
                                Subject Company: Motor Cargo Industries, Inc.
                                                Commission File No. 000-23341


Press Release

Contacts:         Investor Relations:  Beth Whited 402-271-4227
                  Media:  Ira Rosenfeld 804-291-5362

Union Pacific Announces Registration Statement Relating to Motor Cargo Acquisition has been declared effective by SEC

OMAHA--November 29, 2001--Union Pacific Corporation (NYSE: UNP) announced that the registration statement it filed on October 31, 2001, as amended, relating to its acquisition of Motor Cargo Industries, Inc. has been declared effective by the Securities and Exchange Commission. The registration statement contains, among other things, the exchange offer which commenced on October 31, 2001, whereby Union Pacific offered to exchange, at the election of the Motor Cargo shareholders, each outstanding share of common stock of Motor Cargo for either 0.26 of a share of Union Pacific common stock, $12.10 in cash or a combination of both.

The offer currently is scheduled to expire at midnight, New York City time, today, November 29, 2001, unless extended. Union Pacific expects to consummate the exchange offer at such time, subject to the satisfaction of all conditions to the exchange offer.

Following completion of the exchange offer, Union Pacific intends to merge Motor Cargo with a wholly-owned subsidiary of Union Pacific, Motor Merger Co., a Utah corporation. In the merger, the remaining Motor Cargo shareholders will receive $12.10 in cash for each outstanding share of common stock of Motor Cargo.

The Information Agent for the offer is Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, New York 10022. Call collect (212) 754-8000, banks and brokerage firms call (800) 654-2468 or shareholders call (800) 607-0088.

                                     * * *

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

This news release is being filed pursuant to Rule 425 under the Securities Act of 1933. This document does not constitute an offer of sale of securities. Shareholders of Motor Cargo and other investors are urged to read the following documents in connection with the transaction described above: the prospectus, exchange offer materials, registration statement on Form S-4 and Schedule TO, containing or incorporating by reference such documents and other information, filed by Union Pacific and the solicitation/recommendation statement on Schedule 14D-9, filed by Motor Cargo. Such documents contain important information about Motor Cargo, Union Pacific, the transaction, and significant shareholders and their interests in the transaction, and related matters.

In addition to the prospectus, exchange offer materials, registration statement, Schedule TO, and Schedule 14D-9, Union Pacific and Motor Cargo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Motor Cargo or Union Pacific at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's public reference room in Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Union Pacific's and Motor Cargo's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the exchange offer materials and these other documents may also be obtained from Union Pacific by directing a request by mail to Union Pacific Corporation, 1416 Dodge Street, Omaha, Nebraska 68179, Attention: Investor Relations, Telephone: 1-877-547-7261. Free copies of the Schedule 14D-9 may also be obtained from Motor Cargo by directing a request by mail to Motor Cargo Industries, Inc., 845 West Center Street, North Salt Lake City, Utah 84054, Attention: Investor Relations, Telephone: (801) 299-5294.